As filed with the Securities and Exchange Commission on September 22, 2005

                                  Form N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940


The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 22nd day of September 2005.




Attest:                                     PIONEER SERIES TRUST IV



/s/ Christopher J. Kelley                   /s/ Osbert M. Hood
Christopher J. Kelley                       Osbert M. Hood
Assistant Secretary                         Trustee and Executive Vice President